Exhibit 99.1

Unaudited Interim Consolidated Financial Statements

(In thousands of U.S. dollars)

MASONITE INTERNATIONAL INC.

As at September 30, 2008 and December 31, 2007 and

for the Three and Nine Month Periods Ended September 30, 2008 and 2007

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30

		Three Month Period Ended		Nine Month Period Ended
	Note	2008	2007	2008	2007

Sales		$453,222	$529,343	$1,425,370	$1,687,651
Cost of sales	5	381,083	408,132	1,172,051	1,297,600
		72,139	121,211	253,319	390,051

Selling, general and administration expenses	4, 19	40,051	50,410	128,415	157,072
Depreciation		20,643	21,478	63,781	68,093
Amortization of intangible assets	3	2,743	8,898	16,899	26,690
Impairment of goodwill and intangible assets	3	369,209	—	999,540	—
Interest		42,892	44,315	185,159	134,130
Other expense, net	15	31,309	9,235	49,132	21,558

Loss before income taxes and non-controlling interest		(434,708)	(13,125)	(1,189,607)	(17,492)

Income taxes recovery	16	(14,451)	(2,387)	(55,036)	(12,418)
Non-controlling interest		908	2,073	2,799	5,326

Net loss		$(421,165)	$(12,811)	$(1,137,370)	$(10,400)

Basis of presentation (notes 1 and 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at September 30, 2008 and December 31, 2007

		September 30,
	Note	2008	December 31, 2007
			(Audited)
Assets

Current assets:
Cash and cash equivalents		$208,253	$41,754
Accounts receivable	4	307,715	264,931
Inventories	5	284,522	295,831
Prepaid expenses		24,435	15,153
Assets held for sale	6	1,791	1,849
Income taxes recoverable		1,904	1,784
Current future income taxes		28,957	39,388
		857,577	660,690

Property, plant and equipment		759,156	812,475
Goodwill		—	768,430
Intangible assets		148,665	377,997
Other assets	7	387	20,501
Long-term future income taxes		18,635	19,959
		$1,784,420	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	8	$351,288	$17,615
Accounts payable and accrued expenses	9, 10, 15	308,700	325,123
Income taxes payable		13,273	15,056
Current future income taxes		1,450	2,093
Debt due on demand	9	1,902,168	—
Current portion of debt	9	9,527	20,777
		2,586,406	380,664

Debt	9	1,449	1,852,646
Long-term future income taxes		77,861	147,541
Other long-term liabilities	11	33,565	38,946
		2,699,281	2,419,797

Non-controlling interest		26,816	42,654

Shareholder’s equity:
Share capital	13	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at September 30, 2008 and December 31, 2007
Contributed surplus		7,365	6,780
Deficit		(1,544,395)	(407,025)
Accumulated other comprehensive income		28,176	30,669
		(941,677)	197,601

		$1,784,420	$2,660,052

Commitments and contingencies (note 14)

Related party transactions (notes 7 and 19)

Basis of presentation (notes 1 and 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income

(In thousands of U.S. dollars)

For the Nine Month Periods Ended September 30, 2008 and September 30, 2007

						Total
						Deficit and
					Accumulated	Accumulated
					Other	Other
	Common Shares		Contributed		Comprehensive	Comprehensive
	Number	Value	Surplus	Deficit	Income (loss)	Income (loss)	Total

Balance, January 1, 2008	113,435,362	$567,177	$6,780	$(407,025)	$30,669	$(376,356)	$197,601

Net loss	—	—	—	(1,137,370)	—	(1,137,370)	(1,137,370)
Other comprehensive loss, net of tax:
Foreign exchange loss on self-sustaining operations	—	—	—	—	(230)	(230)	(230)
(Gains) losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period, net of tax of $1,109	—	—	—	—	(2,263)	(2,263)	(2,263)
Comprehensive loss							(1,139,863)

Share based awards	—	—	585	—	—	—	585
Balance, September 30, 2008	113,435,362	$567,177	$7,365	$(1,544,395)	$28,176	$(1,516,219)	$(941,677)

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$29,298	$(74,836)	497,328

Net loss	—	—	—	(10,400)	—	(10,400)	(10,400)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	14,763	14,763	14,763
Change in fair value of cash flow hedges, net of tax of $1,369	—	—	—	—	(11,144)	(11,144)	(11,144)
Comprehensive loss							(6,781)

Share based awards	—	—	1,758	—	—	—	1,758
Balance, September 30, 2007	113,435,362	$567,177	$6,745	$(114,534)	$32,917	$(81,617)	$492,305

Basis of presentation (notes 1 and 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Comprehensive Income (loss)

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30

	Three Month Period Ended		Nine Month Period Ended
	2008	2007	2008	2007

Net loss	$(421,165)	$(12,811)	$(1,137,370)	$(10,400)

Foreign exchange gain (loss) on self-sustaining operations	(24,693)	13,563	(230)	14,763
(Gains) losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period, net of tax (1)	377	(8,381)	(2,263)	(11,144)

Other comprehensive income (loss)	(24,316)	5,182	(2,493)	3,619

Comprehensive loss	$(445,481)	$(7,629)	$(1,139,863)	$(6,781)

(1) Net of income tax expense (recovery) for the three month period ended September 30, 2008 of $192 (2007 - $(3,901)), and net of income tax expense (recovery) for the nine month period ended September 30, 2008 of $(1,109) (2007 - $(1,369))

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three and Nine Month Periods Ended September 30

	Three Month Period Ended		Nine Month Period Ended
	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net loss	$(421,165)	$(12,811)	$(1,137,370)	$(10,400)
Items not involving cash:
Depreciation	20,643	21,478	63,781	68,093
Amortization of intangible assets	2,743	8,898	16,899	26,690
Non-cash interest expense	982	2,909	62,100	7,949
Mark-to-market on interest rate swaps	(1,059)	—	(1,059)	—
(Gain) loss on sale of property, plant and equipment	(589)	555	(1,921)	1,505
Impairment of property, plant and equipment	—	3,611	5,920	6,231
Impairment of receivable due from parent	18,898	—	18,898	—
Impairment of goodwill and intangible assets	369,209	—	999,540	—
Share based awards	(317)	486	585	1,758
Future income taxes	(13,517)	(1,917)	(59,094)	(18,374)
Pension and post-retirement expense and funding, net	(840)	680	(1,038)	1,282
Unrealized foreign exchange loss (gain)	5,139	(3,542)	5,401	(6,512)
Non-controlling interest	908	2,073	2,799	5,326
Change in non-cash operating working capital:
Accounts receivable	31,321	1,619	(42,729)	(30,387)
Inventories	5,604	(443)	10,477	26,036
Income taxes recoverable	(128)	—	(120)	—
Income taxes payable	(3,390)	(4,348)	(834)	(3,684)
Prepaid expenses	(533)	2,855	(5,766)	(279)
Accounts payable and accrued expenses	(21,525)	27,176	(15,924)	26,814
	(7,616)	49,279	(79,455)	102,048
Financing activities
Change in bank indebtedness	(2,369)	(50,566)	333,673	(43,765)
Repayment of long-term debt	(8,624)	(9,883)	(22,455)	(18,611)
Forbearance fees	(3,649)	—	(3,649)	—
	(14,642)	(60,449)	307,569	(62,376)
Investing activities
Proceeds from sale of property, plant and equipment	4,285	601	8,224	792
Additions to property, plant and equipment	(8,200)	(6,476)	(21,695)	(22,702)
Acquisitions	—	(3,264)	(30,507)	(6,997)
Distributions to non-controlling interests	(2,375)	(1,084)	(10,835)	(2,639)
Other investing activities	(434)	617	(530)	(1,039)
	(6,724)	(9,606)	(55,343)	(32,585)
Net foreign currency translation adjustment	(4,162)	2,701	(6,272)	4,501

Increase (decrease) in cash and cash equivalents	(33,144)	(18,075)	166,499	11,588
Cash and cash equivalents, beginning of period	241,397	77,086	41,754	47,423
Cash and cash equivalents, end of period	$208,253	$59,011	$208,253	$59,011

Basis of presentation (notes 1 and 2)

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 1: GOING CONCERN

These financial statements of Masonite International Inc. (the “Company” or “Masonite”) have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  There is uncertainty about the appropriateness of the use of the going concern assumption because the Company is currently not in compliance with the financial covenants contained in the Senior Secured Credit Facilities (“Credit Agreement”) with a principal amount of $1,132,312 and a revolving credit facility with a principal amount outstanding of $336,000, both as of September 30, 2008.  This non-compliance constitutes an Event of Default as defined in the Credit Agreement.  The covenant violations provide the lenders the right to demand repayment of the full amount of the term loan and revolving credit facility plus accrued interest.  As of the date of issuance of these financial statements the lenders have not demanded repayment.  The Company is also in default of its Senior Subordinated Notes due 2015 (“Notes”) due to the failure to pay interest within 30 days of the scheduled interest payment date of October 15, 2008. This default provides the holders of the Notes the right to demand repayment of the full amount of the Notes plus accrued interest.  The Notes have a principal amount of $769,856 as of September 30, 2008.  Accordingly, the Company has reclassified the balance outstanding under the Credit Agreement and the Notes as current liabilities.  Management has been engaged in negotiations with the lenders party to the Credit Agreement and the holders of the Notes regarding an amendment to these agreements including a waiver of such non-compliance.

On September 16, 2008, the Company entered into a forbearance agreement with its bank lenders that provides the Company more time and flexibility to negotiate a potential amendment to the terms of its credit facility.  Under terms of the forbearance agreement, which became effective upon Masonite’s payment of certain fees, neither the administrative agent (the “Agent”) nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance of the covenants as of June 30 and, provisionally, any such non-compliance as of September 30, 2008. The Company paid a fee of $3,649 to lenders that consented to the forbearance. The unamortized balance of the forbearance fees of $2,703 is included in prepaid expenses.

On November 25, 2008, the Company entered into an amendment to its credit agreement and an extension of the forbearance agreement dated September 16, 2008, with its bank lenders. This extension provides the Company time to develop a revised business plan for 2009, which will serve as the basis of its efforts to create an appropriate capital structure to support Masonite’s long-term business objectives.  Pursuant to the amendment, neither the Agent nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance of the covenants as of June 30 and September 30, 2008. The forbearance agreement termination date is the earliest of December 19, 2008, any other Event of Default, and any Termination Event as defined in the Bondholder Forbearance Agreement dated November 17, 2008 (and described below). The forbearance agreement can also be terminated if the Company fails to deliver certain financial information by agreed upon dates.

The amendment with the lenders provides for the December 19, 2008 deadline to be further extended to January 15, 2009, provided that Masonite: (1) delivers a draft business plan by December 19, 2008, (2) reviews the plan with the bank lenders by December 22, 2008, (3) delivers a final business plan by January 15, 2009; and (4) complies with a number of other provisions related to the negotiation of a consensual restructuring plan. To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to the Company or its lenders.

On September 16, 2008, the Agent, on behalf of the lenders, under the Company’s credit facility provided notice under the company’s senior subordinated note indentures of the imposition of a payment blockage period with respect to the Company’s Notes.  Such notice was permitted by the terms of the indentures as a result of the Company’s non-compliance with certain financial covenants under its credit facility.

As a result of such notice, the Company is not permitted for a period of up to 179 days from September 16, 2008 to make interest or principal payments under the Notes.  In accordance with this restriction, the Company did not make a scheduled payment of interest on the Notes when due on October 15, 2008 although it had sufficient cash on hand to make such

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

payment.  Failure to make such interest payment within 30 days of October 15, 2008 constituted an event of default under the note indentures, permitting holders of at least 30% in principal amount of outstanding notes to declare the full amount of the notes immediately due and payable.

On November 17, 2008, the Company entered into a forbearance agreement with holders of a majority of the Notes issued by two of the Company’s subsidiaries. Masonite expects that this forbearance agreement will provide the Company additional time and flexibility as it continues to pursue opportunities to develop an appropriate capital structure to support its long-term strategic plan and business objectives. Under terms of the forbearance agreement, which is effective through December 31, 2008, the noteholders executing the forbearance agreement agreed that during such period they will not exercise rights and remedies against the Company solely with respect to the Company’s failure to make the interest payment due on October 15, 2008. The forbearance agreement terminates prior to December 31, 2008 upon certain events.

The Company’s ability to continue as a going concern is dependent upon its ability to complete a successful renegotiation of its Credit Agreement terms and Notes.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of the liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements include the accounts of Masonite as at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and September 30, 2007.  The financial statements were prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These unaudited interim consolidated financial statements do not include all of the disclosures required by GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007.  In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company for such periods and as of such dates.  These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application as the annual audited consolidated financial statements except as described below in Recently Adopted Accounting Standards.  Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31.  In a 52 week year, each fiscal quarter consists of 13 weeks.  The three month periods ended September 30, 2008 and September 30, 2007 consist of 13 weeks.  For presentation purposes, the financial statements and notes refer to September 30 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities (“VIE”) for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures.  Intercompany accounts and transactions have been eliminated on consolidation.  The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method.  Joint ventures are proportionately consolidated from the date of formation.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill, intangible assets, property, plant and equipment, the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets.  Actual results could differ from those estimates.

Recently Adopted Accounting Standards:

(a)          Change in accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)                                   Inventory

CICA Section 3031, Inventories, replaces Section 3030, Inventories, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS).  This section provides more extensive guidance on the determination of cost, narrows the permitted cost formulas, requires impairment testing and expands the disclosure requirements to increase transparency.  There was no impact on the financial results of the Company from the adoption of Section 3031.

(ii)                                Capital disclosures

CICA Section 1535, Capital Disclosures, establishes guidelines for the disclosure of information on an entity’s capital and how it is managed.  This enhanced disclosure enables users to evaluate the entity’s objectives, policies and processes for managing capital.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See Note 21 Capital Management, for further disclosure.

(iii)                             Financial instruments – disclosure and presentation

CICA Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, replace the existing Section 3861, Financial Instruments – Disclosure and Presentation.  Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks.  Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See Note 20 Financial Instruments and Risk Management, for further disclosure.

(b)         Future accounting policies

Goodwill and Intangible Assets

CICA Section 3064, Goodwill and Intangible Assets replaces the existing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in Section 3062.  This section comes into effect on January 1, 2009. The Company is currently in the process of assessing the impact on its financial statements of adopting Section 3064.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (AcSB) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (PAE).  On February 13, 2008, the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS.  Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.  The Company is currently in the process of assessing the impact of IFRS on its financial statements.

NOTE 3:  ACQUISITIONS, GOODWILL AND INTANGIBLES

In the first quarter of 2008, the Company purchased the remaining 25% ownership interest of the Company’s operations located in the Czech Republic and Poland. The consideration was approximately $18,600 consisting of approximately $13,700 paid for the shares and the balance as repayment of advances made by the minority interest shareholder. The excess purchase price over the fair value of net identifiable assets acquired of $6,620 was allocated to customer list intangible assets in the amount of $5,430 and goodwill in the amount of $1,190.  In the second quarter of 2008, the holder of one-half of the minority interest ownership position in a North American manufacturing facility exercised their right requiring the Company, pursuant to the terms in the shareholder agreement, to purchase their ownership interest for approximately $16,800.  The excess purchase price over the fair value of net identifiable assets acquired of $10,572 was allocated to goodwill.  All these intangibles were subsequently impaired in the third quarter of 2008.

Goodwill is not amortized but instead is tested for impairment annually on December 31, or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable.  Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach and market values of the Company’s debt and equity instruments. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill.  Due to the continued decline of the U.S. housing market, the Company completed an impairment test for its North American reporting unit as at June 30, 2008.  This test concluded that there was impairment in the goodwill in the North American segment in the amount of $471,350.  Further, the impairment test also concluded that the North American customer relationship intangible was impaired requiring a charge in the amount of $152,644 as well as an impairment charge of $662 of the customer relationship intangible in the Europe and Other segment.

The Company completed an additional impairment test as at September 30, 2008 due to global economic conditions, specifically the continued decline in the U.S. and other housing markets.  This test concluded that there was impairment of all remaining goodwill in both the North American and Europe and Other segments in the amount of $246,612 and $58,638, respectively.  Further, the impairment test also concluded that the remaining Europe and Other customer relationship intangible of $17,459 was impaired. Additional impairments charges of $36,900 for the trademark and tradename intangible, $7,469 for the North American patents intangible and $2,131 for the Europe and Other patents intangible also resulted from this test.

For the nine months ended September 30, 2008 and for the twelve months ended December 31, 2007, the changes in the carrying amount of goodwill were as follows:

2008	North America	Europe and Other	Total
Goodwill, December 31, 2007	$707,390	$61,040	$768,430
Acquisitions	10,572	1,190	11,762
Impairments	(717,962)	(63,651)	(781,613)
Translation adjustment	—	1,421	1,421
Goodwill, September 30, 2008	$—	$—	$—

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

2007	North America	Europe and Other	Total
Goodwill, December 31, 2006	$915,790	$53,690	$969,480
Acquisitions	—	4,374	4,374
Impairments	(208,400)	—	(208,400)
Translation adjustment	—	2,976	2,976
Goodwill, December 31, 2007	$707,390	$61,040	$768,430

The carrying amount of intangibles at September 30, 2008 and December 31, 2007 was as follows:

2008	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$81,797	$81,797	$—
Order backlogs	4,105	4,105	—
Patents	82,393	31,828	50,565
	168,295	117,730	50,565

Indefinite life intangible assets
Trademarks and tradenames	98,100	—	98,100
	$266,395	$117,730	$148,665

2007	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$247,954	$71,947	$176,007
Order backlogs	4,105	4,105	—
Patents	92,023	25,033	66,990
	344,082	101,085	242,997

Indefinite life intangible assets
Trademarks and tradenames	135,000	—	135,000
	$479,082	$101,085	$377,997

The estimated amortization for existing intangible assets over the next five years ending September 30 is as follows:

2009	$8,019
2010	8,019
2011	8,019
2012	8,019
2013	8,019
$40,095

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 4: ACCOUNTS RECEIVABLE

The Company had an agreement (the “Facilities Agreement”) to sell up to $135,000 of non-interest bearing trade accounts receivable.  The charges incurred under the Facilities Agreement were calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% (December 31, 2007 – 1.25%).

On April 18, 2008, the Company was notified by the counterparty to the Facilities Agreement of termination of the program effective June 17, 2008.

The Company also had an additional agreement (the “Acquired Facilities Agreement”) which was terminated in March of 2007.

Information regarding balances sold and charges incurred, which are included in selling, general and administration expenses, on the Facilities Agreement, is included in the table below:

	September 30, 2008	December 31, 2007
Receivables sold at period end
Facilities Agreement	$—	$52,150

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Charges incurred in the period
Facilities Agreement	$—	$1,065
Acquired Facilities Agreement	—	—
	$—	$1,065

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Charges incurred in the period
Facilities Agreement	$753	$4,167
Acquired Facilities Agreement	—	280
	$753	$4,447

NOTE 5: INVENTORIES

	September 30, 2008	December 31, 2007
Raw materials	$168,184	$185,146
Finished goods	116,338	110,685
	$284,522	$295,831

The Company recognized an inventory write-down of $1,285 in the three month period ended September 30, 2008 (three month period ended September 30, 2007 - $647) and $5,742 in the nine month period ended September 30, 2008 (nine month period ended September 30, 2007 - $2,311).

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 6:  ASSETS HELD FOR SALE

Due to the closure of manufacturing facilities in Canada, land and buildings have been held for sale, and as a result, the carrying value of $1,791 has been reclassified from property, plant and equipment to assets held for sale. The carrying value of the assets held for sale in the North American segment is $1,791 and are expected to be sold during the next twelve months.

During the three month period ended September 30, 2008, $3,517 of assets previously held for sale (three month period ended September 30, 2007 - $nil) were disposed of for proceeds of $4,371 (three month period ended September 30, 2007 - $nil).

During the nine month period ended September 30, 2008, $5,412 of assets previously held for sale (nine month period ended September 30, 2007 - $nil) were disposed of for proceeds of $8,010 (nine month period ended September 30, 2007 - $nil).

NOTE 7:  OTHER ASSETS

	September 30, 2008	December 31, 2007
Receivable from parent	$—	$18,408
Long-term receivables and other	387	2,093
	$387	$20,501

Included in long-term receivables and other at September 30, 2008 is $nil (December 31, 2007 - $1,690) in receivables due over the next four years pursuant to a royalty agreement. The receivable of $nil (December 31, 2007 - $18,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company.  The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment. A provision in the amount of $18,898 was recorded in the third quarter of 2008 due to the uncertainty of the ultimate collection of this receivable.

NOTE 8:  BANK INDEBTEDNESS

	September 30, 2008	December 31, 2007
Revolving credit facility	$336,000	$—
Other borrowings and overdrafts	15,288	17,615
	$351,288	$17,615

The Company has a $350,000 revolving credit facility as part of its Credit Agreement.  Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets.  As of September 30, 2008, the revolving credit facility interest rate would have been LIBOR plus 2.50% (December 31, 2007 – LIBOR plus 2.50%) had the Event of Default not occurred.  As a result of the Event of Default, in conjunction with the forbearance agreement described in Note 1 Going Concern, the Company began paying a Prime Rate of interest plus 1.5% with respect to the drawn obligation under the revolving credit facility commencing September 18, 2008.  As well all interest on revolving credit facilities is now payable at the end of each calendar quarter. The fair market value of the revolving credit facility as represented by its September 30, 2008 trading value is estimated to be $258,720.

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Interest on bank indebtedness for the three month period ended September 30, 2008 was $4,529 (three month period ended September 30, 2007 - $987).  Interest on bank indebtedness for the nine month period ended September 30, 2008 was $8,887 (nine month period ended September 30, 2007 - $3,364).

NOTE 9: DEBT

	September 30, 2008	December 31, 2007
Senior Secured Credit Facilities, bearing interest at Prime plus 1.00% due on demand, net of deferred financing fees of $nil (2007 - $29,199)	$1,132,312	$1,116,426
Senior Subordinated Notes, bearing interest at 11%, due on demand, net of deferred financing fees of $nil (2007 - $31,841)	769,856	738,015
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	—	2,100
Bank term loan bearing interest at LIBOR plus 0.50% (2007 – 0.49%) due January 17, 2009	2,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2007 – 0.49%) due January 2, 2009	5,000	5,000
Other loans, at various interest dates and maturities	3,476	4,382
	1,913,144	1,873,423
Current portion of debt	9,527	20,777
Debt due on demand	1,902,168	—
Debt	$1,449	$1,852,646

The aggregate amount of principal repayments in the twelve month periods ending September 30 in each of the next five years and thereafter is as follows:

2009	$1,911,695
2010	948
2011	501
2012	—
2013	—
Thereafter	—
$1,913,144

The Company’s Credit Agreement includes an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year.  This agreement requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the Credit Agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.  The fair market value of the term loan obligation as represented by its September 30, 2008 trading value is estimated to be $893,825.  The prevailing 3-month LIBOR rate at September 30, 2008 was 4.05%.

At September 30, 2008, the Company was required to have met a minimum interest coverage ratio of 1.65 times Adjusted EBITDA, and a maximum leverage ratio of 6.8 times Adjusted EBITDA.  In addition, the Credit Agreement limits, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements.  This facility also contains certain customary events of default, subject to grace periods, as appropriate.  The Credit Agreement is secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the Credit Agreement.  At

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

September 30, 2008, the Company was not in compliance with either of these ratios.  The non-compliance with these ratios constitutes an Event of Default and permits the lenders party to the Credit Agreement to demand immediate repayment of the senior secured credit facility.  The Company is currently in negotiations with the lenders party to the Credit Agreement regarding an amendment to the Credit Agreement and a waiver of the Company’s non-compliance.  There can be no guarantee that an agreement will be reached among the parties on terms that are acceptable to the Company and its lenders.  As a result of the non-compliance, deferred financing fees of $55,988 relating to the Credit Agreement and the Notes were charged to interest expense in the second quarter of 2008.  During an Event of Default, the Agent or a majority of the lenders may elect to prohibit the Company from continuing the interest basis of loans that are LIBOR loans at the end of the relevant interest period and convert the loans to ABR/Prime rate loans. In addition to the above consequences, during an Event of Default various limitations on actions apply in respect of sale of assets, investments, dividends, debt payments and amendments. As part of the forbearance agreement described in Note 1 Going Concern, the Company agreed to convert the basis of the Senior Secured Credit Facility from LIBOR to the Prime Rate of interest as of the date of the forbearance agreement.  Additionally, all interest payments on the term loan are now due at the end of each calendar quarter.  On November 25, 2008 the Company entered into an amendment to its credit agreement and an extension of the forbearance agreement dated September 16, 2008, with its bank lenders as described in Note 1 Going Concern. In addition, pursuant to the amendment, the Company agreed to a 2% increase in the interest rate under the Credit Agreement which increase is payable in the form of additional indebtedness.

The Company’s Notes of $769,856 bear interest at 11% and are due October 6, 2015.  The indentures relating to the Notes limit the Company’s ability to incur additional indebtedness or issue certain preferred shares; pay dividends on or make other distributions or repurchase its capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries.  Subject to certain exceptions, the indentures relating to the Notes permit the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.  The fair market value of the Notes as represented by their September 30, 2008 trading values is estimated to be $224,383.  Due to the payment blockage notice described in Note 1 Going Concern, the Company did not make the scheduled interest payment on the Notes that was due October 15, 2008 and is in default under the Notes. As a result the Notes have been reclassified as current liabilities.  The Company entered into a forbearance agreement with holders of a majority of the Notes on November 17, 2008 as described in Note 1 Going Concern.

The Company’s weighted average interest rate at September 30, 2008 was 7.9% (December 31, 2007 – 8.2%).

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Interest on debt
Interest	$36,814	$44,227
Interest rate swap	2,108	(2,625)
Deferred financing fees	744	2,550
	$39,666	$44,152

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Interest on debt
Interest	$113,038	$133,473
Interest rate swap	5,109	(8,373)
Deferred financing fees	61,770	7,590
	$179,917	$132,690

On April 26, 2005, Masonite entered into interest rate swap agreements to convert $1,150,000 of floating rate debt into fixed rate debt.  These swaps amortize over a five year period and mature in 2010.  On April 26, 2006, 2007, and 2008, $100,000, $150,000 and $300,000 respectively, of the interest rate swaps amortized, leaving $600,000 at a fixed rate as of September 30, 2008.  On April 26, 2009 and 2010, respectively, $300,000 of notional principal amortizes.  At September 30, 2008, a total of $600,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%.  At September 30, 2008, the fair value of these agreements represented a liability of $5,538 and is included in Note 10

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Accounts Payable and Accrued Expenses.  The income tax benefit associated with the recognition of this loss is $1,871.  During the third quarter of 2008, $377 of expense related to the interest rate swaps (net of the related tax asset) was moved from accumulated other comprehensive income to net income as this interest was realized during the period. The floating reference rate is the 3-month LIBOR rate.  The interest rate swaps were valued utilizing the forward swap rates as derived from the swap curve as at period end and is sensitive to changes in forward rates. The effective interest rate method was utilized to discount the liability.  The swaps are considered to be debt for purposes of our Credit Agreement.  The swaps settle on a quarterly basis.  The Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt. As a result of the non-compliance with the covenants in the Credit Agreement, which is the hedged item in the designated hedging relationship on the swap, the swap constituted an ineffective hedge at September 30, 2008. The mark-to-market adjustment for the interest rate swaps is $1,059 as described in Note 15 Other Expense, Net.

NOTE 10:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	September 30, 2008	December 31, 2007
Trade payables	$111,486	$135,049
Interest	56,097	35,752
Customer incentives	34,863	46,417
Payroll and related remittances	40,447	41,041
Restructuring liability	7,662	14,368
Interest rate swaps	5,538	3,225
Other	52,607	49,271
	$308,700	$325,123

NOTE 11: OTHER LONG-TERM LIABILITIES

	September 30, 2008	December 31, 2007
U.S. defined benefit plan	$13,069	$13,577
Advances from minority interest shareholders	3,885	9,425
United Kingdom defined benefit plan	7,367	8,488
Severances payable and restructuring liability	4,653	3,302
Other post employment benefits and other	4,591	4,154
	$33,565	$38,946

NOTE 12: NON-CONTROLLING INTEREST

	September 30, 2008	December 31, 2007
Balance, beginning of period	$42,654	$36,841
Share of results	2,799	8,147
Impact of:
Acquisitions	(14,507)	(1,271)
Distributions to minority shareholders	(4,850)	(1,065)
Foreign exchange and other	720	2
Balance, end of period	$26,816	$42,654

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 13:  SHAREHOLDER’S EQUITY

Masonite is a wholly owned subsidiary of Holdings.  As at September 30, 2008, management owns a 4.6% interest in Holdings (December 31, 2007 – 4.7%).  Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings.  Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

July 1, 2008 - September 30, 2008	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	5,009,125	4,598,125	200,000	300,000	10,107,250	5.00
Granted	2,237,250	2,237,250	—	—	4,474,500	1.50
Exercised	—	—	—	—	—	—
Cancelled	(89,375)	(89,375)	—	—	(178,750)	3.60
Outstanding, end of period	7,157,000	6,746,000	200,000	300,000	14,403,000	3.93

July 1, 2007 - September 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	6,554,375	6,554,375	400,000	300,000	13,808,750	5.00
Granted	167,500	167,500	—	—	335,000	—
Exercised	—	—	—	—	—	—
Cancelled	(45,625)	(45,625)	—	—	(91,250)	5.00
Outstanding, end of period	6,676,250	6,676,250	400,000	300,000	14,052,500	5.00

January 1, 2008 - September 30, 2008	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	6,075,625	6,075,625	400,000	300,000	12,851,250	5.00
Granted	2,242,875	2,242,875	—	—	4,485,750	1.51
Exercised	—	—	—	—	—	—
Cancelled	(1,161,500)	(1,572,500)	(200,000)	—	(2,934,000)	4.92
Outstanding, end of period	7,157,000	6,746,000	200,000	300,000	14,403,000	3.93
Average Remaining Contractual Life (years)	7.91	7.99	6.52	7.10
Number of options exercisable	2,663,250	—	—	300,000	2,963,250

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

January 1, 2007 - September 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000	15,757,250	5.00
Granted	167,500	167,500	—	—	335,000	—
Exercised	—	—	—	—	—	—
Cancelled	(691,875)	(1,347,875)	—	—	(2,039,750)	5.00
Outstanding, end of period	6,676,250	6,676,250	400,000	300,000	14,052,500	5.00

Although 2,663,250 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

The Company has determined that the total stock-based awards expense for awards granted to employees, using the Black-Scholes method for the 2005 Options, 2006 Options 2007 Options and 2008 Options was $(317) in the three month period ended September 30, 2008 (three month period ended September 30, 2007 - $486) and $585 in the nine month period ended September 30, 2008 (nine month period ended September 30, 2007 - $1,758).   The determination of total stock-based awards was adjusted for options that have been cancelled and/or are not expected to vest.  The Black Scholes Model was utilized to derive the value of the options.

	2008 Options	2007 Options
Option Value	—	$2.35
Risk-free rate	3.5%	4.4%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	44%	37%
Expected option life (in years)	7	7

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 14: COMMITMENTS AND CONTINGENCIES

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.  The leases generally contain provisions for one to three renewal options of five years each.  Future minimum payments, in the twelve month periods ending September 30, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2009	$26,888
2010	19,196
2011	14,359
2012	10,804
2013	7,427
Thereafter	16,295
$94,969

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises.  The maximum amount of these indemnifications cannot be reasonably estimated due to their nature.  Historically, the Company has not made any significant payments relating to such indemnifications.

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties.  The maximum amounts from these indemnifications cannot be reasonably estimated.  In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications.  Historically, the Company has not made significant payments relating to these types of indemnifications.

Operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (“EPA”) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which the company measures and controls the emissions from manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. The Company anticipates the cost of complying with the amended rules would require the Company to spend between $37,000 and $45,000 in addition to the $8,700 already spent.

The Company is involved in various claims and legal actions.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 15: OTHER EXPENSE, NET

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007

Restructuring and severance (a)	$4,783	$7,813
Financial professional fees (b)	4,229	—
Impairment of property, plant and equipment (c)	—	3,611
(Gain) loss on disposal of property, plant and equipment (d)	(589)	555
Interest rate swaps (e)	(1,059)	—
Provision for receivable due from Holdings (f)	18,898	—
Other (g)	5,047	(2,744)
	$31,309	$9,235

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007

Restructuring and severance (a)	$17,177	$19,421
Financial professional fees (b)	4,715	—
Impairment of property, plant and equipment (c)	5,920	6,231
(Gain) loss on disposal of property, plant and equipment (d)	(1,921)	1,505
Interest rate swaps (e)	(1,059)	—
Provision for receivable due from Holdings (f)	18,898	—
Other (g)	5,402	(5,599)
	$49,132	$21,558

(a)  Restructuring and severance expenses:

The restructuring and severance expense for the three and nine month periods ended September 30, 2008 relates to costs incurred in connection with the closure and consolidation of manufacturing sites as well as reductions in salaried workforce.  During the nine month period ended September 30, 2008, the Company permanently closed two manufacturing sites and consolidated manufacturing activities from four sites into other existing sites.  The restructuring and severance expense for the three month and nine month periods ended September 30, 2007 relates principally to closures announced by the Company as a result of a customer transferring significant business to a competitor.  During the nine month period ended September 30, 2007, the Company announced the closure of four manufacturing facilities in the United States, and significantly curtailed activities at two additional manufacturing facilities in the United States, one of which was subsequently disposed of.  In addition, the Company closed an interior door manufacturing facility in Canada and reduced the workforce at manufacturing sites in the United States and Ireland.  Also included are severance benefits for certain former senior executives of the Company.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

The following tables detail the activity in the accrued restructuring liability for the nine month period ended September 30, 2008 and September 30, 2007:

	Provision December 31, 2007	Provision	Payments	Provision September 30, 2008
Reduction in staff levels 2006	$1,048	$(184)	$653	$211
Executive and management compensation	3,096	82	2,846	332
Facility closures and reductions as a result of lost business	5,861	2,369	2,828	5,402
Capacity rationalization due to housing market slowdown	5,383	5,203	7,160	3,426
Woodbridge, Ontario plant closure	34	—	34	—
Reduction in staff levels 2007	2,248	132	1,925	455
Reduction in staff levels 2008	—	9,906	7,417	2,489
	$17,669	$17,508	$22,862	$12,315

	Provision December 31, 2007	Provision	Payments	Provision September 30, 2008
North America	$14,901	$12,933	$17,250	$10,584
Europe and Other	2,768	4,575	5,612	1,731
	$17,669	$17,508	$22,862	$12,315

	Provision December 31, 2006	Provision	Payments	Provision September 30, 2007
Reduction in staff levels 2006	$4,899	$71	$3,702	$1,268
Executive and management compensation	6,679	2,530	5,222	3,987
Facility closures and reductions as a result of lost business	—	16,681	8,707	7,974
Capacity rationalization due to housing market slowdown	—	498	34	464
Woodbridge, Ontario plant closure	130	—	87	43
	$11,708	$19,780	$17,752	$13,736

	Provision December 31, 2006	Provision	Payments	Provision September 30, 2007
North America	$11,708	$18,886	$16,963	$13,631
Europe and Other	—	894	789	105
	$11,708	$19,780	$17,752	$13,736

Included in the provision column in the table above for the nine month period ended September 30, 2008 is $331 in charges related to the accretion of a previously discounted severance liability and accretion on discounted long term lease liabilities.  The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

(b)  Financial professional fees:

These costs are professional fees related to ongoing negotiations regarding an amendment to the Credit Agreement.

(c)  Impairment of property, plant and equipment:

As a result of the decision to close and consolidate certain facilities, the Company tested related property, plant and equipment for impairment.  After determining that the undiscounted cash flows were lower than the carrying value for these fixed assets, the Company used a discounted cash flow approach to determine the impairment charge required to reduce the carrying value of these fixed assets to their net realizable value.

(d)  Loss on disposal of property, plant and equipment:

For the three month period ended September 30, 2008, the Company disposed of assets held for sale, idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $4,285 (three month period ended September 30, 2007 - $601). The disposal of these assets resulted in a net gain of $589 (three month period ended September 30, 2007 –$555 loss), which is included in other expense, net.  For the nine month period ended September 30, 2008, the Company disposed of assets held for sale, idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $8,224 (nine month period ended September 30, 2007 - $792). The disposal of these assets resulted in a net gain of $1,921 (nine month period ended September 30, 2007 –$1,505 loss), which is included in other expense, net

(e)  Interest rate swaps:

These costs are related to the change in the value of interest rate swap since it became an ineffective hedge at June 30, 2008.

(f)  Provision for receivable due from Holdings:

A provision was established and charged to expense during the quarter for the full amount of the receivable due from Holdings due to the uncertainty of the ultimate collection of this receivable.

(g)  Other:

These costs are related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 16: INCOME TAXES

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Current	$(934)	$(470)
Future	(13,517)	(1,917)
	$(14,451)	$(2,387)

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Current	$4,058	$5,956
Future	(59,094)	(18,374)
	$(55,036)	$(12,418)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $139,470 is required in respect of its future income tax assets as at September 30, 2008 (December 31, 2007 - $50,994). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTE 17:  SUPPLEMENTAL CASH FLOW INFORMATION

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Transactions involving cash:
Interest paid	$21,305	$25,762
Interest received	1,302	3,457
Income taxes paid	2,566	3,162
Income tax refunds	366	66

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Transactions involving cash:
Interest paid	$106,689	$120,410
Interest received	3,644	10,305
Income taxes paid	7,080	9,586
Income tax refunds	1,469	2,889

NOTE 18: SEGMENTED INFORMATION

The senior management team has established the practice of reviewing performance measurement of each geographic segment based on the measures of sales and operating EBITDA. Operating EBITDA is defined as net income (loss) plus depreciation, amortization, interest, income taxes, other expense and non-controlling interest. Senior management feels that operating EBITDA, from an operations standpoint, provides a better way to measure and assess performance as it is more comprehensive and inclusive. Operating EBITDA generally provides a lower absolute measure of performance as compared to Adjusted EBITDA.  Adjusted EBITDA is a financial measure defined by Masonite’s Credit Agreement and allows for certain expenses incurred to be added back for the purpose of the measure.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Geographic segment data
Sales:
North America	$304,714	$367,003
Europe and Other	160,237	176,878
Intersegment	(11,729)	(14,538)
	453,222	529,343
Operating EBITDA:
North America	19,169	46,832
Europe and Other	12,919	23,969
	32,088	70,801

Depreciation	20,643	21,478
Amortization of intangible assets	2,743	8,898
Interest	42,892	44,315
Impairment of goodwill and intangible assets	369,209	—
Other expense, net	31,309	9,235
Income taxes (recovery)	(14,451)	(2,387)
Non-controlling interest	908	2,073
	453,253	83,612
Net (loss) income	$(421,165)	$(12,811)

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Geographic segment data
Sales:
North America	$931,700	$1,203,540
Europe and Other	525,727	526,282
Intersegment	(32,057)	(42,171)
	1,425,370	1,687,651
Operating EBITDA:
North America	74,739	159,869
Europe and Other	50,165	73,110
	124,904	232,979

Depreciation	63,781	68,093
Amortization of intangible assets	16,899	26,690
Interest	185,159	134,130
Impairment of goodwill and intangible assets	999,540	—
Other expense, net	49,132	21,558
Income taxes (recovery)	(55,036)	(12,418)
Non-controlling interest	2,799	5,326
	1,262,274	243,379
Net (loss) income	$(1,137,370)	$(10,400)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

	September 30, 2008	December 31, 2007
Identifiable assets:
North America	$1,004,782	$1,921,318
Europe and Other	553,997	595,558
Corporate assets, including cash	225,641	143,176
	$1,784,420	$2,660,052

The Company derives revenue from two major product lines, interior and exterior products as follows:

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Sales:
Interior products	$312,767	$379,410
Exterior products	140,455	149,933
	$453,222	$529,343

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Sales:
Interior products	$1,010,925	$1,184,459
Exterior products	414,445	503,192
	$1,425,370	$1,687,651

The Company does not review or analyze its two major product lines below sales other than with respect to sales information.

Information about geographic areas, exceeding 10% of consolidated sales, is as follows:

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007
Sales to all external customers from facilities in:
Canada	$79,104	$96,928
United States	207,647	261,305
United Kingdom	35,742	56,651
France	42,616	36,997

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007
Sales to all external customers from facilities in:
Canada	$229,261	$268,186
United States	651,129	888,807
United Kingdom	130,766	168,479
France	153,130	127,647

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Additional segmented information regarding long-lived assets, exceeding 10% of consolidated property, plant and equipment, and goodwill, is as follows:

	September 30, 2008	December 31, 2007
Property, plant and equipment:
Canada	$80,159	$86,838
United States	341,781	359,763
Other	10,891	11,629
North America	432,831	458,230

Ireland	$124,362	$129,531
Other	201,963	224,714
Europe and Other	326,325	354,245
	$759,156	$812,475

Goodwill:
Canada	$—	$145,790
United States	—	561,600
North America	—	707,390
Europe and Other	—	61,040
	$—	$768,430

Total sales to one customer within the North American segment for the three month period ending September 30, 2008 was $71,210 (three month period ended September 30, 2007 - $81,739). Total sales to this customer within the North American segment for the nine month period ending September 30, 2008 was $219,576 (nine month period ended September 30, 2007 - $353,064).  Included in accounts receivable are balances owing from this customer of $60,521, at September 30, 2008 (December 31, 2007 - $21,336).

NOTE 19: RELATED PARTY TRANSACTIONS

The Company has an agreement to pay Kohlberg Kravis Roberts & Co. L.P. (“KKR”)  annual management fees of $2,000 for services provided, which are payable quarterly in advance and may be increased up to 5% each year.

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007

Expense	$579	$526
Liability at period end	579	—

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007

Expense	$1,742	$1,579
Liability at period end	579	—

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

In addition, the Company has engaged KKR Capstone (“Capstone”) on a per-diem basis for management consulting services.  Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone.

	July 1, 2008 – September 30, 2008	July 1, 2007 – September 30, 2007

Expense	$264	$450
Liability at period end	—	—

	January 1, 2008 – September 30, 2008	January 1, 2007 – September 30, 2007

Expense	$824	$1,816
Liability at period end	—	—

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 20: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value of financial assets and liabilities

The Company’s financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, interest rate swaps, accounts payable and accrued expenses and long-term debt.  The following table sets out the Company’s classification based on the measurement categories set out in the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and the carrying amount for each of its financial assets and liabilities as at September 30, 2008.

	Held for trading	Loans and Receivables	Other financial liabilities	Total carrying amount

Asset (liability)

Cash and cash equivalents	$208,253	$—	$—	$208,253
Accounts receivable	—	307,715	—	307,715
Interest rate swaps (i)	(5,538)	—	—	(5,538)
Accounts payable and accrued expenses (ii)	—	—	(303,162)	(303,162)
Bank indebtedness	—	—	(351,288)	(351,288)
Debt due on demand (iii)	—	—	(1,902,168)	(1,902,168)
Debt (iv)	—	—	(10,976)	(10,976)
	$202,715	$307,715	$(2,567,594)	$(2,057,164)

(i) Interest rate swaps included in Accounts payable and accrued expenses on the balance sheet.

(ii) Accounts payable and accrued expenses exclude the interest rate swaps for the purpose of this table.

(iii) Includes $1,132,312 of Senior Secured Credit Facilities and $769,856 of Senior Subordinated Notes.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

(iv) Includes current portion of debt of $9,527 and the long-term portion of $1,449.

(v) Excluded from the table above is a loan receivable from the Company’s parent.  Its carrying value is $nil at September 30, 2008 (December 31, 2007 – $18,408).  There is not an identifiable market for this asset.

The fair values of financial assets and liabilities, together with carrying amounts, shown in the balance sheet as at September 30, 2008 and December 31, 2007, are as follows:

	September 30, 2008		December 31, 2007
	Carrying Amount	Fair value	Carrying Amount	Fair value
Asset (liability)

Cash and cash equivalents (i)	$208,253	$208,253	$41,754	$41,754
Accounts receivable (i)	307,715	307,715	264,931	264,931
Interest rate swaps (ii)	(5,538)	(5,538)	(3,225)	(3,225)
Accounts payable and accrued expenses (iii)	(303,162)	(303,162)	(321,898)	(321,898)
Bank indebtedness	(351,288)	(274,008)	(17,615)	(17,615)
Debt due on demand (iv)	(1,902,168)	(1,118,208)	—	—
Debt (v)	(10,976)	(10,976)	(1,873,423)	(1,659,839)
	$(2,057,164)	$(1,195,924)	$(1,909,476)	$(1,695,892)

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

The fair values of financial instruments are calculated on the basis of information available on the balance sheet date using the following methods:

(i)  The fair value of cash and cash equivalents and accounts receivable approximates their carrying amounts due to the short-term nature of the instruments.

(ii)  The fair value of the interest rate swaps is measured based on the difference between the contracted or fixed rate of 4.22% and the forward swap rates obtained from the counterparty at the balance sheet date.  The value of the swap is implicitly discounted utilizing the forward swap rates.  The forward swap rates utilize 3-month US LIBOR and range from 2.80% to 3.93% between the balance sheet date and January 26, 2010 (date of final rate adjustment prior to full amortization of the notional amount).  The carrying value of the swaps are recorded within the Accounts payable and accrued expenses on the face of the balance sheet.

(iii)  The fair value of Accounts payable and accrued expenses approximates their carrying amounts due to the short-term nature of the instruments.

(iv)  The fair value of the Company’s Debt due on demand is determined by reference to the trading value established by the market.

(v)  Includes current portion of debt of $9,527 and the long-term portion of $1,449.  This debt principally consists of bank debt in foreign subsidiaries.  Fair value approximates the face value due to the short term nature of these instruments and the lack of an identifiable market for these instruments.

(b) Risk Management

The Company is exposed to a number of risks as a result of holding financial instruments.  These risks include credit risk, liquidity risk, interest rate risk and currency risk.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except share and option information)

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to meet its contractual obligations.  The Company does not believe it is subject to significant concentration of credit risk on its accounts receivable and cash and cash equivalents balances.  The carrying amount of accounts receivable and cash and cash equivalent balances represents the maximum credit exposure.

(i) Cash and cash equivalents include cash held through major U.S. and international financial institutions and short-term investments.  As at September 30, 2008, the Company had a total principal amount invested of $146,484 in U.S. dollar short term investments with a maturity date of 90 days or less and a credit rating of “AAA” or an equivalent.   The Company’s Credit Agreement defines these types of investments as acceptable.   The Company does not expect the counterparties to fail to meet their obligations.

(ii) Accounts receivable

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company.  The Company’s exposure to credit risk associated with non-payment of these customers is affected by conditions or occurrences within its industry and the global marketplace.  The Company currently believes these conditions are deteriorating significantly.  The Company has credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk. Due to the global credit crisis, the ability of the Company to obtain adequate credit insurance on its customers has diminished.  The Company’s top 10 customer accounts receivable balances represented approximately 42% of the total accounts receivable balance as at September 30, 2008. The Company evaluates the collectability of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected.  The allowance for doubtful accounts as at September 30, 2008 was $3,465 (December 31, 2007 - $5,010).  The total percentage of past due accounts at September 30, 2008 was 13.1%.  As at September 30, 2008, 92.5% of the past due balances were less than 120 days past due.

Analysis of trade accounts receivable aging

September 30, 2008

Current	$262,855
1-29 Days	21,607
30-59 Days	9,324
60-89 Days	2,967
90-119 Days	2,681
120 + Days	2,954
Total	$302,389

Credit loss detail

September 30, 2008

Balance, beginning of period	$5,010
Foreign exchange impact	152
Provision for credit losses	1,387
Recoveries	(88)
Write-offs	(2,996)
Balance, end of period	$3,465

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except shaer and option information)

(iii) There is no immediate credit risk related to the interest rate swaps liability of $5,538 recorded in Note 10 Accounts Payable and Accrued Expenses.  However, in the future, should the swaps become an asset to the Company, there is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement.  The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation.  At September 30, 2008, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Inherent in a highly leveraged company is the requirement to pay substantial interest costs on an on-going basis.  The Company manages liquidity risk through regular cash-flow forecasting in conjunction with an adequate revolving credit facility.

As at September 30, 2008, the Company has accounts payable and accrued expenses of $303,161 (excluding the interest rate swap liability) which fall due for payment within one year of the balance sheet date and current debt obligations of $1,902,168 which are due on demand.  Refer to Note 8 Bank Indebtedness and Note 9 Debt for further detail.

	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total

Accounts payable and accrued expenses	$303,162	$—	$—	$—	$—	$—	$303,162
Bank indebtedness	351,288	—	—	—	—	—	351,288
Debt due on demand	1,902,168	—	—	—	—	—	1,902,168
Debt	9,527	948	501	—	—	—	10,976
Interest rate swaps	3,414	2,124	—	—	—	—	5,538
Long-term restructuring liability	3,385	1,959	1,442	1,492	178	—	8,456
Pension liability funding*	4,204	9,385	8,399	9,174	9,188	—	40,350
	$2,577,148	$14,416	$10,342	$10,666	$9,366	$—	$2,621,938

* The minimum pension funding is defined by the current law in place.

Interest Rate Risk

Interest rate risk is the risk that earnings will fluctuate as a result of changes in market interest rates.

i) Bank indebtedness and Debt

The variable nature (interest rate) of approximately 65% of the Company’s long-term and short-term debt exposes the Company to significant uncertainty regarding interest costs.  As at September 18, 2008, the Company began accruing and paying interest based on the posted U.S. and Canadian Prime Rates as it relates to the revolving credit facility and term loan (prior to this date LIBOR was the applicable rate).  This change was dictated by the terms of the forbearance agreement effective September 18, 2008.  As a result of this change, the LIBOR interest rate swap discussed in Note 9 ceased to be an effective cash-flow hedge from a financial perspective.   The applicable U.S. and Canadian Prime Rates of interest in effect from September 18 to September 30, 2008 were 5% and 5.5%, respectively.  Had the U.S. Prime Rate and Canadian Prime Rate inclusive of the applicable 1% margin on the term loan and 1.5% margin on the revolving credit facility been in effect for the entire quarter, in place of LIBOR, the incremental effect on interest expense would have been $1,057.  A 100 basis point increase or decrease in the U.S. and Canadian Prime Rates of interest would affect the quarterly interest expense by $3,671.  Based on the prevailing interest rate environment, the Company deems the 100 basis point move to be an appropriate example.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except shaer and option information)

ii) Cash and cash equivalents

The Company is exposed to interest rate fluctuations on its cash and cash equivalents balance, which at September 30, 2008 totalled $208,253 (December 31, 2007 – $41,754).  A change of 100 basis points in the market interest rate would have had an approximate impact on interest income of $521 for the three months ended September 30, 2008.

Foreign currency exchange risk

Foreign currency exchange risk is the risk that the fair value of recognized assets and liabilities or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company utilizes certain financial instruments, principally forward currency exchange contracts to manage the risk associated with fluctuations in currency exchange rates.  Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company has exposure to movements in foreign currency rates when transactions are undertaken by foreign subsidiaries in currencies other than their functional currency.  These transactions could be sales, purchases of materials or services or financing transactions.  Realized and unrealized gains and losses on these transactions are recorded in the statement of operations.  As at September 30, 2008, there were no forward currency exchange contracts representing a material liability or asset outstanding.  The existing foreign currency forward contracts are not currently designated as hedging instruments for accounting purposes.

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at September 30, 2008:

	Average Rate	Notional Amount (USD)	Fair Value	Year of Settlement
	(1)	(2)
Forwards (Sell/ Purchase)
GBP/EUR	0.7915	$8,738	$36	2008
ZAR/USD	7.9114	578	7	2008
USD/ZAR	0.1220	3,967	740	08/09
GBP/ZAR	0.0626	53	29	2008
ZAR/EUR	12.3001	6,904	(173)	08/09
EUR/ZAR	0.0835	218	40	2008
Total		$28,589	$679

(1) Rates are expressed as the number of units of the currency sold for one unit of currency bought.

(2) Exchange rates as at September 30, 2008 were used to translate amounts in foreign currencies.

The following outlines the exchange rates applied at the end of the reporting period:

September 30, 2008 Rate

GBP TO USD	0.54
ZAR TO USD	8.14
EUR TO USD	0.68

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except shaer and option information)

The following table shows the company’s exposure to exchange risk and the pre-tax effects on income and other comprehensive income (“OCI”) of reasonably possible changes in the relevant foreign currency (relative to the US dollar). The analysis assumes all other variables remain constant.

	Foreign Exchange Risk
	5% increase in $ US		5% decrease in $ US
	Income	OCI	Income	OCI

Held for Trading investments
Trade Receivables	$(2,060)	$(6,601)	$2,060	$6,601
Trade Payables	676	1,720	(676)	(1,720)
Derivative Instruments
Forward currency contracts	(1,023)		1,023
Total	$(2,407)	$(4,881)	$2,407	$4,881

NOTE 21: CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures and new growth initiatives. The Company defines its capital as the aggregate of net debt and shareholder’s equity. Net debt consists of interest-bearing debt less cash and cash equivalents and excludes any unamortized deferred financing costs.

The Company manages capital principally by monitoring the leverage ratio contained in the Company’s Credit Agreement. This ratio is described in Note 9 Debt. The Company regularly monitors current and forecasted debt levels and debt covenant compliance. Generally, the most significant financing restrictions relate to the maintenance of certain financial ratios. These financial ratios are primarily linked to trailing Adjusted EBITDA. The Company must maintain a ratio below 7.00x of net debt to Adjusted EBITDA from January 1, 2008 to June 30, 2008, 6.80x for July 1, 2008 to September 30, 2008, and 6.50x for October 1, 2008 to December 31, 2008. The Company must also maintain a ratio above 1.65x of Adjusted EBITDA to interest expense as defined in the Credit Agreement for January 1, 2008 to September 30, 2008 and 1.75x for October 1, 2008 to December 31, 2008. Failure to meet the terms of one or more of the covenants contained in the Company’s Credit Agreement may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. As at September 30, 2008, the Company was not in compliance with the required ratios. The non compliance and resulting Event of Default are more fully described in Note 1 Going Concern.

	September 30, 2008	December 31, 2007

Bank indebtedness	$351,288	$17,615
Debt due on demand	1,902,168	—
Debt, including the current portion	10,976	1,934,463
Plus:
Value of Interest rate swaps	5,538	3,225
Other debt	1,469	1,483
Net cash (debt) of unrestricted subsidiaries	2,134	(74)
Less:
Cash and cash equivalents	208,253	41,754
Net Debt	$2,065,320	$1,914,958

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except shaer and option information)

	October 1, 2007 – September 30, 2008	January 1, 2007 – December 31, 2007

Net Loss	$(1,422,343)	$(302,891)
Plus:
Interest	165,391	178,219
Incomes taxes	(114,684)	(72,229)
Depreciation	86,021	91,840
Amortization of intangible assets	25,783	35,580
Non-controlling interest	5,620	8,147
Impairment of goodwill and intangibles	1,303,340	303,800
Defined adjustments under our Credit Agreement	151,075	76,893
Adjusted EBITDA	$200,203	$319,359

	October 1, 2007 – September 30, 2008		January 1, 2007 – December 31, 2007

Total Net Debt	$2,065,320		$1,914,958
Adjusted EBITDA	200,203		319,359
Net Debt : Adjusted EBITDA	10.32	x	6.00	x

	October 1, 2007 – September 30, 2008		January 1, 2007 – December 31, 2007

Adjusted EBITDA	$200,203		$319,359
Cash interest expense	165,391		167,487
Adjusted EBITDA : Interest expense	1.21	x	1.91	x

The following table provides a reconciliation of total interest expense to cash interest expense.

	October 1, 2007 – September 30, 2008	January 1, 2007 – December 31, 2007

Total Interest expense	$229,075	$178,219
Deferred financing fees	(63,559)	(10,136)
Interest accretion and other	(125)	(596)
Cash interest expense	$165,391	$167,487

NOTE 22: SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company entered into an amendment to its credit agreement and an extension of the forbearance agreement with its bank lenders as well as entering into a forbearance agreement with holders of a majority of the Notes. Both these events are more fully described in Note 1 Going Concern. In addition, pursuant to the amendment, the Company agreed to a 2% increase in the interest rate under the Credit Agreement which increase is payable in the form of additional indebtedness. The Company also announced the completion of a Accounts receivable sale program which accommodates a 100% advance rate on the accounts receivable balance from a large retail customer. Further, the Company announced that it will suspend production at an interior door facility in the U.S. and that it will permanently close its manufacturing operations in Costa Rica. As required pursuant to the terms of the forbearance agreement, on December 19, 2008 the Company delivered to the agent a preliminary draft business plan in form consistent with business plans previously prepared by it and presented to lenders under the credit agreement.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars, except shaer and option information)

NOTE 23: CONSOLIDATING FINANCIAL INFORMATION

Masonite International Inc. (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement. The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”) are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”). The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three month periods ended September 30, 2008 and September 30, 2007 is presented consistent with Article 3-10(d) of Regulation S-X.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended September 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$89,184	$214,167	$86,521	$(39,270)	$350,602	$120,583	$(17,963)	$453,222
Cost of sales	—	78,194	183,996	79,758	(39,270)	302,678	96,368	(17,963)	381,083
	—	10,990	30,171	6,763	—	47,924	24,215	—	72,139

Selling, general and administration expenses	—	5,350	20,777	3,412	—	29,539	10,512	—	40,051
Depreciation and amortization	—	1,771	11,978	4,132	—	17,881	5,505	—	23,386
Impairment of goodwill and intangible assets	—	174,331	96,219	26,262	—	296,812	62,087	10,310	369,209
Interest	—	21,461	25,434	(581)	—	46,314	(3,422)	—	42,892
Loss (income) from equity investments	421,165	92,962	(1,707)	—	(450,767)	61,653	—	(61,653)	—
Other expense, net	—	21,920	2,964	2,590	—	27,474	7,280	(3,445)	31,309

(Loss) income before income taxes and non-controlling interest	(421,165)	(306,805)	(125,494)	(29,052)	450,767	(431,749)	(57,747)	54,788	(434,708)

Income taxes (recovery)	—	(9,868)	(438)	(278)	—	(10,584)	(3,867)	—	(14,451)
Non controlling interest	—	—	—	—	—	—	—	908	908

Net (loss) income	$(421,165)	$(296,937)	$(125,056)	$(28,774)	$450,767	$(421,165)	$(53,880)	$53,880	$(421,165)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2008 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$112,760	$260,914	$116,491	$(49,248)	$440,917	$113,024	$(24,598)	$529,343
Cost of sales	—	87,350	209,176	98,077	(49,248)	345,355	87,375	(24,598)	408,132
	—	25,410	51,738	18,414	—	95,562	25,649	—	121,211

Selling, general and administration expenses	—	6,387	30,057	4,768	—	41,212	9,198	—	50,410
Depreciation and amortization	—	3,515	16,625	4,860	—	25,000	5,219	157	30,376
Interest	—	21,299	29,493	(389)	—	50,403	(6,088)	—	44,315
Loss (income) from equity investments	12,811	(16,322)	(2,746)	—	(6,464)	(12,721)	—	12,721	—
Other expense, net	—	(1,117)	8,502	1,083	—	8,468	767	—	9,235

(Loss) income before income taxes and non-controlling interest	(12,811)	11,648	(30,193)	8,092	6,464	(16,800)	16,553	(12,878)	(13,125)

Income taxes (recovery)	—	(839)	(4,782)	1,632	—	(3,989)	1,642	(40)	(2,387)
Non controlling interest	—	—	—	—	—	—	—	2,073	2,073

Net (loss) income	$(12,811)	$12,487	$(25,411)	$6,460	$6,464	$(12,811)	$14,911	$(14,911)	$(12,811)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the nine month period ended September 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$270,754	$671,204	$287,655	$(126,037)	$1,103,576	$380,315	$(58,521)	$1,425,370
Cost of sales	—	232,761	563,891	256,756	(126,037)	927,371	303,201	(58,521)	1,172,051
	—	37,993	107,313	30,899	—	176,205	77,114	—	253,319

Selling, general and administration expenses	—	15,050	68,105	11,575	—	94,730	33,685	—	128,415
Depreciation and amortization	—	8,405	41,631	13,603	—	63,639	17,041	—	80,680
Impairment of goodwill and intangible assets	—	222,627	672,579	26,262	—	921,468	67,762	10,310	999,540
Interest	—	91,265	111,909	(1,855)	—	201,319	(16,160)	—	185,159
Loss (income) from equity investments	1,137,370	77,600	(6,095)	—	(1,160,952)	47,923	—	(47,923)	—
Other expense, net	—	25,301	10,204	4,180	—	39,685	12,892	(3,445)	49,132

(Loss) income before income taxes and non-controlling interest	(1,137,370)	(402,255)	(791,020)	(22,866)	1,160,952	(1,192,559)	(38,106)	41,058	(1,189,607)

Income taxes (recovery)	—	(8,171)	(46,984)	(34)	—	(55,189)	153	—	(55,036)
Non controlling interest	—	—	—	—	—	—	—	2,799	2,799

Net (loss) income	$(1,137,370)	$(394,084)	$(744,036)	$(22,832)	$1,160,952	$(1,137,370)	$(38,259)	$38,259	$(1,137,370)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2008 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the nine month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$345,040	$903,371	$354,942	$(178,943)	$1,424,410	$337,657	$(74,416)	$1,687,651
Cost of sales	—	277,317	719,851	295,375	(178,943)	1,113,600	258,416	(74,416)	1,297,600
	—	67,723	183,520	59,567	—	310,810	79,241	—	390,051

Selling, general and administration expenses	—	19,408	92,492	14,384	—	126,284	30,788	—	157,072
Depreciation and amortization	—	10,667	53,386	14,423	—	78,476	15,837	470	94,783
Interest	—	64,330	88,625	(817)	—	152,138	(18,008)	—	134,130
Loss (income) from equity investments	10,400	(52,814)	(7,768)	—	12,685	(37,497)	—	37,497	—
Other expense, net	—	2,485	16,668	2,037	—	21,190	368	—	21,558

(Loss) income before income taxes and non-controlling interest	(10,400)	23,647	(59,883)	29,540	(12,685)	(29,781)	50,256	(37,967)	(17,492)

Income taxes (recovery)	—	(9,939)	(15,559)	6,117	—	(19,381)	7,233	(270)	(12,418)
Non controlling interest	—	—	—	—	—	—	—	5,326	5,326

Net (loss) income	$(10,400)	$33,586	$(44,324)	$23,423	$(12,685)	$(10,400)	$43,023	$(43,023)	$(10,400)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

September 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$135,688	$29,169	$15,341	$—	$180,198	$28,055	$—	$208,253
Accounts receivable	—	52,380	107,752	50,546	—	210,678	97,037	—	307,715
Intercompany receivable	—	6,929	20,059	23,716	(42,108)	8,596	11,001	(19,597)	—
Inventories	—	46,926	114,022	54,012	—	214,960	69,562	—	284,522
Income tax recoverable	—	—	—	1,547	—	1,547	357	—	1,904
Prepaid expenses	—	6,479	10,195	4,399	—	21,073	3,362	—	24,435
Assets held for sale	—	1,791	—	—	—	1,791	—	—	1,791
Current future income taxes	—	2,663	14,475	2,234	—	19,372	9,585	—	28,957
	—	252,856	295,672	151,795	(42,108)	658,215	218,959	(19,597)	857,577

Property, plant and equipment	—	47,007	325,593	191,745	—	564,345	194,811	—	759,156
Goodwill	—	—	—	—	—	—	—	—	—
Intangible assets	—	102,103	39,827	6,735	—	148,665	—	—	148,665
Investments and advances	(828,789)	469,880	174,152	188,447	455,057	458,747	176,786	(635,533)	—
Other assets	—	(646)	573	211	—	138	249	—	387
Long-term future income taxes	—	—	—	(2)	—	(2)	18,637	—	18,635
	$(828,789)	$871,200	$835,817	$538,931	$412,949	$1,830,108	$609,442	$(655,130)	$1,784,420

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$250,000	$85,958	$—	$—	$335,958	$15,330	$—	$351,288
Accounts payables and accrued expenses	—	73,952	126,771	35,538	—	236,261	72,439	—	308,700
Intercompany payable	—	13,668	19,614	20,087	(42,108)	11,261	8,336	(19,597)	—
Income taxes payable	—	2,840	7,461	822	—	11,123	2,150	—	13,273
Current future income taxes	—	—	—	284	—	284	1,166	—	1,450
Debt due on demand	—	921,795	980,373	—	—	1,902,168	—	—	1,902,168
Current portion of debt	—	749	81	61	—	891	8,636	—	9,527
	—	1,263,004	1,220,258	56,792	(42,108)	2,497,946	108,057	(19,597)	2,586,406

Debt	—	—	101	52,690	—	52,791	70,605	(121,947)	1,449
Long-term future income taxes	—	21,790	19,457	11,878	—	53,125	24,736	—	77,861
Other long-term liabilities	—	1,106	19,036	7,367	—	27,509	6,056	—	33,565
	—	1,285,900	1,258,852	128,727	(42,108)	2,631,371	209,454	(141,544)	2,699,281

Non-controlling interest	—	—	—	—	—	—	—	26,816	26,816

Shareholders’ equity	(828,789)	(414,700)	(423,035)	410,204	455,057	(801,263)	399,988	(540,402)	(941,677)
	$(828,789)	$871,200	$835,817	$538,931	$412,949	$1,830,108	$609,442	$(655,130)	$1,784,420

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$4,814	$3,329	$7,549	$—	$15,692	$26,062	$—	$41,754
Accounts receivable	—	51,551	49,239	69,662	—	170,452	94,479	—	264,931
Intercompany receivable	—	37,416	22,854	26,514	(71,376)	15,408	11,355	(26,763)	—
Inventories	—	50,322	113,890	62,498	—	226,710	69,121	—	295,831
Income tax recoverable	—	395	—	477	—	872	912	—	1,784
Prepaid expenses	—	2,965	4,186	3,589	—	10,740	4,413	—	15,153
Assets held for sale	—	—	1,849	—	—	1,849	—	—	1,849
Current future income taxes	—	3,603	22,013	2,561	—	28,177	11,211	—	39,388
	—	151,066	217,360	172,850	(71,376)	469,900	217,553	(26,763)	660,690

Property, plant and equipment	—	51,576	342,454	207,168	—	601,198	211,277	—	812,475
Goodwill	—	135,354	561,967	24,836	—	722,157	26,548	19,725	768,430
Intangible assets	—	192,479	161,924	9,768	—	364,171	9,258	4,568	377,997
Investments and advances	197,601	774,970	109,843	186,241	(598,440)	670,215	241,170	(911,385)	—
Other assets	—	17,846	2,162	249	—	20,257	244	—	20,501
Long-term future income taxes	—	—	—	1,513	—	1,513	18,446	—	19,959
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—	$—	$17,615	$—	$17,615
Trade payable and accrued expenses	—	66,295	129,754	57,229	—	253,278	71,845	—	325,123
Intercompany payable	—	17,111	51,537	20,097	(71,376)	17,369	9,394	(26,763)	—
Income taxes payable	—	2,817	8,924	261	—	12,002	3,054	—	15,056
Current future income taxes	—	—	—	—	—	—	2,093	—	2,093
Current portion of long-term debt	—	6,293	5,956	61	—	12,310	8,467	—	20,777
	—	92,516	196,171	77,648	(71,376)	294,959	112,468	(26,763)	380,664

Long-term debt	—	896,268	1,181,970	56,828	—	2,135,066	76,296	(358,716)	1,852,646
Long-term future income taxes	—	31,241	72,043	15,667	—	118,951	27,676	914	147,541
Long-term liabilities	—	260	18,581	8,488	—	27,329	11,617	—	38,946
	—	1,020,285	1,468,765	158,631	(71,376)	2,576,305	228,057	(384,565)	2,419,797

Non-controlling interest	—	—	—	—	—	—	—	42,654	42,654
									—
Shareholders’ equity	197,601	303,006	(73,055)	443,994	(598,440)	273,106	496,439	(571,944)	197,601
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended September 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(421,165)	$(296,937)	$(125,056)	$(28,774)	$450,767	$(421,165)	$(53,880)	$53,880	$(421,165)
Items not involving cash:	—	—	—	—	—	—	—	—	—
Depreciation and amortization	—	1,771	11,978	4,132	—	17,881	5,505	—	23,386
Non-cash interest expense	—	647	335	—	—	982	—	—	982
Impairment of receivable due from parent	—	18,898	—	—	—	18,898	—	—	18,898
Mark-to-market in interest rate swaps	—	(530)	(530)	—	—	(1,059)	—	—	(1,059)
Impairment of goodwill and intangible assets	—	174,331	96,219	26,262	—	296,812	62,087	10,310	369,209
Loss (gain) on sale of property, plant and equipment	—	9	65	(652)	—	(578)	(11)	—	(589)
Loss (income) from equity investments	421,165	92,962	(1,707)	—	(450,767)	61,654	—	(61,654)	—
Share based awards	—	—	(317)	—	—	(317)	—	—	(317)
Future income taxes	—	(9,868)	1,819	(1,771)	—	(9,820)	(3,697)	—	(13,517)
Pension and post retirement expense (income) and funding, net	—	—	(765)	(75)	—	(840)	1	—	(840)

Unrealized foreign exchange losses (gains)	—	314	1	0	—	315	4,824	—	5,139
Non-controlling interest	—	—	—	—	—	—	—	908	908
Change in non-cash operating working capital:	—	—	—	—	—	—	—	—	—
Accounts receivable	—	(1,767)	11,818	9,060	—	19,111	12,210	—	31,321
Inventories	—	(2,738)	3,032	3,901	—	4,195	1,409	—	5,604
Income taxes recoverable	—	—	—	179	—	179	(307)	—	(128)
Income taxes payable	—	452	(1,467)	(820)	—	(1,835)	(1,555)	—	(3,390)
Prepaid expenses	—	(527)	(1,760)	772	—	(1,514)	981	—	(533)
Accounts payable and accrued expenses	—	8,192	(10,234)	(9,325)	—	(11,368)	(10,157)	—	(21,525)
Intercompany receivable	—	(35,228)	(597)	(1,488)	37,588	275	1,359	(1,634)	—
Intercompany payable	—	1,158	34,296	1,028	(37,588)	(1,106)	(528)	1,634	—
	—	(48,859)	17,131	2,429	—	(29,300)	18,241	3,444	(7,616)
Financing activities
Change in bank and other indebtedness	—	—	(57)	—	—	(57)	(2,312)	—	(2,369)
Repayment of long-term debt	—	(6,403)	(236,828)	(3,743)	—	(246,974)	7,268	231,082	(8,624)
Deferred financing fees	—	(1,825)	(1,825)	—	—	(3,649)	—	—	(3,649)
	—	(8,227)	(238,710)	(3,743)	—	(250,680)	4,956	231,082	(14,642)
Investing activities
Proceeds from sale of property, plant and equipment	—	(3,079)	32	4,371	3,050	4,374	(89)	—	4,285
Additions to property, plant and equipment	—	1,925	(4,411)	(1,228)	(3,050)	(6,764)	(1,436)	—	(8,200)
Acquisitions	—	—	—	—	—	—	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	(2,375)	—	(2,375)
Investments and advances	—	29,814	205,426	17,522	(3,148)	249,614	(23,738)	(225,876)	0
Other investing activities	—	(209)	(1)	(4)	—	(214)	(439)	219	(434)
	—	23,601	201,046	20,661	(3,148)	242,160	(23,227)	(225,657)	(6,724)
Net foreign currency translation adjustment	—	2,127	222	(8,531)	3,148	(3,033)	7,740	(8,869)	(4,162)

Increase (decrease) in cash and cash equivalents	—	(26,508)	(20,310)	10,816	—	(36,001)	2,866	—	(33,144)
Cash and cash equivalents, beginning of period	—	162,196	49,479	4,524	—	(216,199)	25,189	—	241,397
Cash and cash equivalents, end of period	$—	$135,688	$29,169	$15,341	$—	$180,198	$28,055	$—	$208,253

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2008 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(12,811)	$12,487	$(25,411)	$6,460	$6,464	$(12,811)	$14,911	$(14,911)	$(12,811)
Items not involving cash:
Depreciation and amortization	—	3,515	16,625	4,860	—	25,000	5,219	157	30,376
Non-cash interest expense	—	1,597	1,312	—	—	2,909	—	—	2,909
Impairment of property, plant and equipment	—	964	1,861	786	—	3,611	—	—	3,611
Loss (gain) on sale of property, plant and equipment	—	11	571	(27)	—	555	—	—	555
Loss (income) from equity investments	12,811	(16,322)	(2,746)	—	(6,464)	(12,721)	—	12,721	—
Share based awards	—	15	433	16	—	464	23	—	487
Future income taxes	—	3,341	(4,225)	(895)	—	(1,779)	(98)	(40)	(1,917)
Pension and post retirement expense (income) and funding, net	—	—	271	(48)	—	223	457	—	680
Unrealized foreign exchange (gains) losses	—	(4,523)	—	214	—	(4,309)	767	—	(3,542)
Non-controlling interest	—	—	—	—	—	—	—	2,073	2,073
Change in non-cash operating working capital:
Accounts receivable	—	1,613	(6,463)	5,427	—	577	1,042	—	1,619
Inventories	—	4,456	(3,725)	(1,285)	—	(554)	111	—	(443)
Income taxes payable	—	(5,143)	(304)	964	—	(4,483)	135	—	(4,348)
Prepaid expenses	—	(165)	1,473	1,206	—	2,514	341	—	2,855
Accounts payable and accrued expenses	—	6,842	21,127	(851)	—	27,118	57	—	27,175
Intercompany receivable	—	(970)	13,917	(1,898)	(8,348)	2,701	(9,724)	7,023	—
Intercompany payable	—	(13,554)	9,339	5,439	8,348	9,572	(2,549)	(7,023)	—
	—	(5,836)	24,055	20,368	—	38,587	10,692	—	49,279
Financing activities						—
Change in bank and other indebtedness	—	—	(54,000)	—	—	(54,000)	3,434	—	(50,566)
Repayment of long-term debt	—	(1,664)	(1,495)	(6,877)	—	(10,036)	(14,635)	14,788	(9,883)
	—	(3,489)	(57,320)	(6,877)	—	(67,685)	(11,201)	14,788	(64,098)
Investing activities
Proceeds from sale of property, plant and equipment	—	7,305	583	—	(7,300)	588	13	—	601
Additions to property, plant and equipment	—	163	(6,101)	(898)	7,300	464	(6,940)	—	(6,476)
Acquisitions	(3,264)	—	—	—	—	(3,264)	—	—	(3,264)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,103)	19	(1,084)
Investments and advances	(1,110)	(27,603)	45,381	(16,647)	—	21	14,786	(14,807)	—
Other investing activities	4,374	607	(3)	8	—	4,986	(4,369)	—	617
	—	(19,528)	39,860	(17,537)	—	2,795	2,387	(14,788)	(9,606)
Net foreign currency translation adjustment	—	(2,903)	5	4,773	—	1,875	826	—	2,701

Decrease (increase) in cash and cash equivalents	—	(31,756)	6,601	727	—	(24,428)	2,704	—	(21,724)
Cash and cash equivalents, beginning of period	—	40,620	259	16,510	—	57,389	19,697	—	77,086
Cash and cash equivalents, end of period	$—	$8,865	$6,860	$17,237	$—	$32,961	$22,401	$—	$55,362

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2007 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the nine month period ended September 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(1,137,370)	$(394,084)	$(744,036)	$(22,832)	$1,160,952	$(1,137,370)	$(38,259)	$38,259	$(1,137,370)
Items not involving cash:
Depreciation and amortization	—	8,405	41,631	13,603	—	63,639	17,041	—	80,680
Non-cash interest expense	—	29,761	32,339	—	—	62,100	—	—	62,100
Impairment of receivable due from parent	—	18,898	—	—	—	18,898	—	—	18,898
Mark-to-market in interest rate swaps	—	(530)	(530)	—	—	(1,059)	—	—	(1,059)
Impairment of property, plant and equipment	—	—	822	—	—	822	5,098	—	5,920
Impairment of goodwill and intangible assets	—	222,627	672,579	26,262	—	921,470	67,762	10,310	999,540
Loss (gain) on sale of property, plant and equipment	—	203	(1,430)	(654)	—	(1,881)	(40)	—	(1,921)
Loss (income) from equity investments	1,137,370	77,600	(6,095)	—	(1,160,952)	47,924	—	(47,924)	—
Share based awards	—	—	585	—	—	585	—	—	585
Future income taxes	—	(8,180)	(44,393)	(2,062)	—	(54,635)	(4,459)	—	(59,094)
Pension and post retirement expense (income) and funding, net	—	—	(390)	(498)	—	(888)	(150)	—	(1,038)

Unrealized foreign exchange losses (gains)	—	921	99	102	—	1,122	4,279	—	5,401
Non-controlling interest	—	—	—	—	—	—	—	2,799	2,799
Change in non-cash operating working capital:
Accounts receivable	—	(828)	(56,823)	16,946	—	(40,705)	(2,024)	—	(42,729)
Inventories	—	3,397	(132)	7,264	—	10,529	(52)	—	10,477
Income taxes recoverable	—	395	—	(1,070)	—	(675)	555	—	(120)
Income taxes payable	—	647	(1,474)	975	—	148	(982)	—	(834)
Prepaid expenses	—	(1,690)	(4,185)	(1,036)	—	(6,910)	1,144	—	(5,766)
Accounts payable and accrued expenses	—	7,016	(3,394)	(20,538)	—	(16,917)	993	—	(15,924)
Intercompany receivable	—	(1,939)	2,794	2,798	5,782	9,435	354	(9,789)	—
Intercompany payable	—	(6,436)	2,917	570	(5,782)	(8,731)	(1,058)	9,789	—
	—	(43,817)	(109,115)	19,830	—	(133,100)	50,202	3,444	(79,455)
Financing activities	—
Change in bank and other indebtedness	—	250,000	85,958	—	—	335,958	(2,285)	—	333,673
Repayment of long-term debt	—	(9,457)	(239,712)	(4,138)	—	(253,307)	(5,918)	236,770	(22,455)
Forbearance fees	—	(1,825)	(1,825)	—	—	(3,649)	—	—	(3,649)
	—	238,719	(155,579)	(4,138)	—	79,002	(8,203)	236,770	307,569
Investing activities
Proceeds from sale of property, plant and equipment	—	—	3,853	4,371	—	8,224	—	—	8,224
Additions to property, plant and equipment	—	(1,094)	(14,682)	(2,288)	—	(18,064)	(3,631)	—	(21,695)
Acquisitions	—	(30,507)	—	—	—	(30,507)	—	—	(30,507)
Distributions to non-controlling interests	—	—	—	—	—	—	(10,835)	—	(10,835)
Investments and advances	—	(30,395)	301,368	(12,482)	(1,285)	257,206	(25,642)	(231,564)	0
Other investing activities	—	(625)	(101)	12	—	(714)	(35)	219	(530)
	—	(67,471)	290,438	(10,387)	(1,285)	211,295	(35,293)	(231,345)	(55,343)
Net foreign currency translation adjustment	—	(1,407)	95	2,486	1,285	2,459	138	(8,869)	(6,272)

Increase (decrease) in cash and cash equivalents	—	130,874	25,840	7,791	—	164,507	1,994	—	166,499
Cash and cash equivalents, beginning of period	—	4,814	3,329	7,549	—	15,692	26,062	—	41,754
Cash and cash equivalents, end of period	$—	$135,688	$29,169	$15,341	$—	$180,198	$28,055	$—	$208,253

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2008 and December 31, 2008 and for the Three and Nine Month Periods Ended September 30, 2008 and September 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the nine month period ended September 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(10,400)	$33,586	$(44,324)	$23,423	$(12,685)	$(10,400)	$43,023	$(43,023)	$(10,400)
Items not involving cash:	—	—	—	—	—		—	—
Depreciation and amortization	—	10,667	53,386	14,423	—	78,476	15,837	470	94,783
Non-cash interest expense	—	4,046	3,903	—	—	7,949	—	—	7,949
Impairment of property, plant and equipment	—	2,539	2,906	786	—	6,231	—	—	6,231
Loss (gain) on sale of property, plant and equipment	—	126	1,387	—	—	1,513	(8)	—	1,505
Loss (income) from equity investments	10,400	(52,814)	(7,768)	—	12,685	(37,497)	—	37,497	—
Share based awards	—	57	1,559	58	—	1,674	85	—	1,759
Future income taxes	—	(6,091)	(13,430)	(51)	—	(19,572)	1,468	(270)	(18,374)
Pension and post retirement expense (income) and funding, net	—	—	1,170	(345)	—	825	457	—	1,282
Unrealized foreign exchange (gains) losses	—	(7,158)	—	271	—	(6,887)	375	—	(6,512)
Non-controlling interest	—	—	—	—	—	—	—	5,326	5,326
Change in non-cash operating working capital:
Accounts receivable	—	(5,851)	(8,330)	(1,086)	—	(15,267)	(15,120)	—	(30,387)
Inventories	—	7,842	22,374	613	—	30,829	(4,793)	—	26,036
Income taxes payable	—	(6,337)	(92)	2,948	—	(3,481)	(203)	—	(3,684)
Prepaid expenses	—	(2,730)	3,200	(851)	—	(381)	102	—	(279)
Accounts payable and accrued expenses	—	3,944	4,894	6,738	—	15,576	11,237	—	26,813
Intercompany receivable	—	24,149	14,826	(8,593)	(30,491)	(109)	(12,153)	12,262	—
Intercompany payable	—	(11,211)	(12,352)	5,098	30,491	12,026	236	(12,262)	—
	—	(5,236)	23,309	43,432	—	61,505	40,543	—	102,048
Financing activities
Change in bank and other indebtedness	—	—	(43,000)	—	—	(43,000)	(765)	—	(43,765)
Repayment of long-term debt	—	(4,707)	(4,486)	(6,905)	—	(16,098)	(21,402)	18,889	(18,611)
	—	(8,356)	(47,486)	(6,905)	—	(62,747)	(22,167)	18,889	(66,025)
Investing activities
Proceeds from sale of property, plant and equipment	—	7,378	685	—	(7,300)	763	29	—	792
Additions to property, plant and equipment	—	(1,102)	(14,028)	(3,915)	7,300	(11,745)	(10,957)	—	(22,702)
Acquisitions	(6,997)	—	—	—	—	(6,997)	—	—	(6,997)
Distributions to non-controlling interests	—	—	—	—	—	—	(2,452)	(187)	(2,639)
Investments and advances	2,623	(299)	41,682	(26,518)	—	17,488	1,214	(18,702)	—
Other investing activities	4,374	(3,062)	1,546	26	—	2,884	(3,923)	—	(1,039)
	—	2,915	29,885	(30,407)	—	2,393	(16,089)	(18,889)	(32,585)
Net foreign currency translation adjustment	—	(479)	5	5,756	—	5,282	(781)	—	4,501

Decrease (increase) in cash and cash equivalents	—	(11,156)	5,713	11,876	—	6,433	1,506	—	7,939
Cash and cash equivalents, beginning of period	—	18,196	2,971	5,361	—	26,528	20,895	—	47,423
Cash and cash equivalents, end of period	$—	$7,040	$8,684	$17,237	$—	$32,961	$22,401	$—	$55,362